Filed by Ventas, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Healthcare Trust, Inc.

Commission File No.: 001-36394

A hyperlink to the following news article and video interview was posted on the Ventas, Inc. website at www.ventasreit.com on or after June 6, 2014.

June 3, 2014 — REIT.com News Article

Cafaro Says American Realty Healthcare Deal Enhances Ventas’ Competitive Position

By Allen Kenney

Debra Cafaro, chairman and CEO of health care REIT Ventas, Inc. (NYSE: VTR), joined REIT.com for a CEO Spotlight video interview during REITWeek 2014: NAREIT’s Investor Forum, held in New York.

Ventas has made news this summer through a series of transactions.  On June 2, Ventas announced two separate deals: the acquisition of American Reality Capital Healthcare Trust (NYSE: HCT) and a group of Canadian properties from Holiday Retirement.  The American Reality Capital Healthcare Trust transaction solidified Ventas’ position as “the leading medical office building franchise and senior living franchise globally,” according to Cafaro.  The Holiday deal will bring nearly 30 independent living properties into Ventas’ portfolio.

Cafaro was asked about Ventas’ ability to grow its funds from operations (FFO).  Cafaro said the company emphasizes increasing cash flow, dividends and FFO.

“We really pride ourselves on being able to consistently grow through all kinds of environments,” she said.

Cafaro noted that Ventas’ FFO gains are coming from multiple aspects of the company’s business.  First, Ventas is growing internally, which comes from having productive assets, according to Cafaro.  Second, Cafaro said Ventas is refinancing at lower interest rates.  Third, the firm is working on development and redevelopment, she noted.  Finally, Cafaro said the company is using transactions as a source of external growth.

“When you put all that together, that’s how we’ve been able to grow FFO consistently and dividends consistently over a very long period of time,” Cafaro said.

Cafaro also discussed Ventas’s approach to growing internationally.

“I really believe that international expansion can be an important part of the evolution of our growth and diversification strategy,” she said.

Cafaro said the firm is looking at two specific types of markets.  First, Ventas is interested in markets that have aging demographics with well-developed health care and rule of law.  The firm is also exploring “developed democracies with a burgeoning middle class and underserved health care infrastructure.”

Cafaro noted that with the acquisition of the Holiday properties, international operations will account for approximately 5 percent of Ventas’ net operating income.

June 3, 2014 — REIT.com CEO Spotlight Interview Transcript

Matthew Bechard - NAREIT — Vice President, Publications

I am Matt Bechard with REIT.com here in New York City for REIT Week 2014.  Joining me for this CEO Spotlight is Debra Cafaro, Chairman & CEO of Ventas.  Deb, thanks so much for joining us.

Debra Cafaro - Ventas, Inc. — Chairman and CEO

Glad to be here.

Matthew Bechard - NAREIT — Vice President, Publications

Well, I think the logical place to start is, you’ve been in the news a little bit lately.  Can you tell us about the deals?

Debra Cafaro - Ventas, Inc. — Chairman and CEO

Yes, Ventas just announced $3.8 billion of accretive transactions on Monday morning in two separate deals.  One, we’re acquiring publicly traded HCT and solidifying our position as the leading medical office building franchise and senior living franchise globally.  We are also acquiring, for $900 million, the Holiday Canada portfolio, 29 independent living communities in Canada.  And, for clarification, the HCT transaction is about a 2.6 billion enterprise value transaction.  It’s a stock for stock deal, so very balance sheet friendly and also in the HCT transaction there is a very exciting pipeline of additional potential transactions of over $250 million.  Again, mostly senior housing and MOBs.

Matthew Bechard - NAREIT — Vice President, Publications

Now, one of the other big stories for Ventas lately has been your growth in FFO.  Is this a story of improving operations or a more hospitable operating environment?

Debra Cafaro - Ventas, Inc. — Chairman and CEO

One thing we really pride ourselves at Ventas is really growing consistently our cash flow, our dividends, and our Funds From Operations over all economic cycles.  And in fact, we have grown FFO per share, I think, 10% a year for the last ten years or more.  And so we really pride ourselves on being able to consistently grow through all kinds of environments and we’ve been able to continue that this year so far and then we hope that with the deals that we announce, again, $0.10 accretive in 2015, that we will be able to continue that.

The FFO growth is really coming from three or four important pieces.  So we have excellent internal growth because we have really productive assets.  We’ve been able to continue to refinance at consistently lower rates so we are getting interest rate savings.  We’re doing development and redevelopment within our portfolios so that is adding.  And then, of course as I mentioned, we’ve done 16 billion of deals since 2011, now we are adding another 3.8 billion on top of that so there is a significant external piece.  And when you put all that together, that’s how we’ve been able to grow FFO consistently and dividends consistently over a very long period of time.

Matthew Bechard - NAREIT — Vice President, Publications

Now looking globally, what plans do you have for international expansion and how important is a local partner in those plans?

Debra Cafaro - Ventas, Inc. — Chairman and CEO

Well that’s a really good question.  I really believe that international expansion can be an important part of the evolution of our growth and diversification strategy, which really began in 2002.  And, we have identified selected international markets that have two characteristics: either they have an aging demographic in the way that we have in the U.S. and well-developed healthcare and senior care infrastructure and rule of law.  So that is one category.  The other category is really developed democracies where you are seeing a burgeoning middle class and an underserved healthcare infrastructure.  And those would be the two types of countries Ventas would consider investing in.  Right now we’re in Canada, we have been in Canada since 2007; we just did a great hospital deal in the UK.  And I think after the Holiday transaction, Ventas’s NOI from international will be about 5% of our total portfolio.

And then secondly, to your question about partners, it’s very interesting.  The healthcare REITs are a little bit different than the other REITs expanding internationally.  Under the REIT rules, as you know, like lodging, we always are working with a manager of our assets or a tenant of our assets who is our, we call our, operating partner.  And they’re the care providers typically.  So in those areas, we will definitely have local partners, and we have great expertise frankly, because that is our business model.  We are always working with a local care provider, whether it is domestically or internationally.  And so that is quite an easy fit for us as we look at international markets, to be working with leading hospital systems and leading senior living providers.

Matthew Bechard - NAREIT — Vice President, Publications

And lastly, you know, for the whole healthcare sector, the Affordable Care Act continues to sort of hang over everything.  How difficult has that been to operate and is it a challenge to keep the company nimble to deal with wherever the winds may go?

Debra Cafaro - Ventas, Inc. — Chairman and CEO

At Ventas we have some huge tail winds in our business, and the Affordable Care Act is one of them.  We have the aging of the U.S. population, the over 85, fastest growing segment of the U.S., they of course use our skilled nursing assets and our senior living.  We’ve got the 79 million Baby Boomers, who I am a part of, and we know that that cohort is the so-called “pig through the python” so a lot of demand for our medical office buildings from that cohort as they become Medicare eligible starting in 2011 and start to utilize healthcare in a more frequent basis.  So we think that increases utilization for medical office.  And then lastly we do have the Affordable Care Act which will bring 25 million formerly uninsured people into the healthcare system and we also think that will increase utilization of medical office.  So we think it is a net positive for our business.

And, the last thing I would say is the other policy piece that is important for our business is there is a push both in the Affordable Care Act, and just generally as part of healthcare policy in the U.S., to continue to serve patients in the lowest cost, most clinically appropriate setting.  And our medical office and skilled nursing assets, in many cases, are that setting. So that is another positive for our business as we look forward.

Matthew Bechard - NAREIT — Vice President, Publications

Deb, thank you so much for joining us.

Debra Cafaro - Ventas, Inc. — Chairman and CEO

Alright, thank you. It’s a pleasure.

Matthew Bechard - NAREIT — Vice President, Publications

For more on this and other REIT news and analysis, be sure to visit REIT.com

Additional Information about the Proposed Transaction and Where to Find It

In connection with Ventas, Inc.’s proposed acquisition of American Realty Capital Healthcare Trust, Inc. (NASDAQ: HCT) (“ARC Healthcare”), Ventas expects to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will contain a proxy statement of ARC Healthcare and a prospectus of Ventas, and each party will file other documents with respect to the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ventas and ARC Healthcare with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed by Ventas with the SEC are also available free of charge on Ventas’s website at www.ventasreit.com, and copies of the documents filed by ARC Healthcare with the SEC are available free of charge on ARC Healthcare’s website at www.archealthcaretrust.com.

Participants in Solicitation Relating to the Transaction

Ventas and ARC Healthcare and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ARC Healthcare’s stockholders in respect of the proposed transaction.  Information regarding Ventas’s directors and executive officers can be found in Ventas’s definitive proxy statement for Ventas’s 2014 annual meeting of stockholders, filed with the SEC on April 4, 2014.  Information regarding ARC Healthcare’s directors and executive officers can be found in ARC Healthcare’s definitive proxy statement for ARC Healthcare’s 2014 annual meeting of stockholders, filed with the SEC on April 28, 2014.  Additional information regarding the interests of such potential participants will be included in the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction when they become available.  These documents are available free of charge on the SEC’s website and from Ventas or ARC Healthcare, as applicable, using the sources indicated above.